United States securities and exchange commission logo





                           June 16, 2021

       Harvey S. Kanter
       President and Chief Executive Officer
       Destination XL Group, Inc.
       555 Turnpike Street
       Canton, Massachusetts 02021

                                                        Re: Destination XL
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2021
                                                            File No. 333-256990

       Dear Mr. Kanter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Elizabeth W. Fraser